INVEST IN **TLH RECKONING**

The Future is HERe! Women's Pre-Pro Soccer Club w/a grand & global vision.



TLH
RECKONING
THE FUTURE IS HERE.

tlhreckoning.com Tallahassee, FL









Highlights

1. Rare & legitimate opportunity to partner with women's soccer legend, Dr. Ashlee Fontes.

2. Official Alliance Partner for Professional Player Pathway with NWSL Champions Gotham FC.

3. '25 team was 2nd USLW for most goals scored; made playoffs; & sent 2 players to the pros.

4. Voted us best in Tallahassee for Entertainment as well as Youth Sports.

| 5 | 1 member of the board of directors is elected by the community owners. |

| 6 | Tallahassee Mayor declared June 21st TLH Reckoning Day. |

| 7 | We are breaking the geographic & institutional barriers that females in areas like Tallahassee face. |

| 8 | We have doubled our pre-pro growth. Players come here to be developed & scouted to go pro. |

Featured Investor



Christopher M. Hill in
Syndicate Lead

Follow   Invested $7,500 ⓘ

I've worked in Marine Insurance for 20+ years, following graduation from the U.S. Merchant Marine Academy, where I played soccer (4 yrs).

"I have been involved in soccer for nearly 40 years and played collegiately at the U.S. Merchant Marine Academy. The sport has taught and given me so much personally, and I believe everyone deserves access to this beautiful game that holds special powers of growth, unity and community. I also believe every young person deserves the opportunity to dream of answers to these questions: how high, how far can my passion take me? Rooted in these beliefs, my investment aligns seamlessly with the mission of TLH Reckoning - they are changing the game and creating a new reality, empowering young girls and women living near a small city to see that the answers to those questions are no longer limited by lack of resources or opportunities. As the first and only pre-professional women's soccer club in Tallahassee's long history, the conditions for success could hardly be more favorable. The Reckoning are an organization born from necessity, with strong, visionary leadership, located in a place well known strong, visionary leadership, located in a place well-known as a magnet for talent and competition - Florida State University, one of the most storied women's college soccer programs in the country, lives large in everyone's front yard. Reckoning Founder and CEO Dr. Ashlee Fontes, a record-setting FSU soccer alum herself, has an impressive resume in the worlds of soccer and sports management, with years of executive leadership experience. Her sporting and business connections and networks in the youth and professional ranks will continue to prove invaluable. Working with the coaching staff of the Youth Academy, I have been fortunate to experience the special sauce of TLH Reckoning first hand. I have witnessed the deep caring and thoughtfulness that stems from Dr. Fontes and filters through to the players on a daily basis. In the Tallahassee soccer landscape, from youth to pre-professional levels, the Reckoning are offering a uniquely high-quality product. They are leveraging the experience of elite coaches, maximizing the benefits of the latest technologies in sports science, and with holistic athlete welfare in mind, working with sports psychologists on a regular basis. The proof is already showing up in player performances from the youth to pre-pro groups - in two short years, on-field team and individual accolades are starting to pile up, including two pre-professional players that have signed pro contracts. Women's sports and soccer specifically are experiencing a long overdue boom period but it's still early, with so much room to run. From the moment I was introduced to the Reckoning and their story, I wanted to know how I could support. When the offer to invest arose, my response came naturally, from within. It was an easy yes. And to be able to get in near the ground floor? SIGN ME UP."

Our Team



Ashlee Fontes Founder / CEO

Undisputed & hugely successful architect reshaping & redefining women's soccer from youth to pro for 30+ years - Washington Spirit, Founding Executive; Girls Academy league, Co-Founder; United Soccer Coaches, President; FSU Women's Soccer alum.



Therese Quelle Fontes Vice President of Administration

Over two decades of expertise in administrative management & financial operations, Therese brings a deep understanding of financial systems & organizational dynamics. Therese plays a critical role in ensuring operational sustainability & strategic growth.



John C. Fontes II Board Advisor

An executive at Aisin, a $ 35 billion automotive company, with 18+ years of experience in sales, marketing, & customer engagement. A Michigan State grad in Applied Engineering, he combines technical expertise with strategic vision to drive success.



Derek Born Board Advisor

Franchise start-up and growth expert. Owner of over 12 stores - Cellular Sales, an authorized Verizon dealer.



Sheri Lombardia Born Board Advisor

An education savant & business operations powerhouse with 7+ years of success in supporting the launching, scaling, & management of 15+ Verizon stores; demonstrating elite expertise in growth, operational efficiency, & start-up scalability.

The Future is HERe! Be the Reckoning.

A LETTER FROM FOUNDER, DR. ASHLEE FONTES

Dear Future TLH Reckoning Fam,

Where do I even begin?

I've always been someone who stands in front of giants to clear the way for others. I don't mind taking the punches if it means creating opportunities for those often overlooked. Like the countless women before me who fought for equity, I've carried that torch for over 20 years—breaking barriers through and in soccer so girls and women can thrive.

TLH Reckoning is no different. In a city built on championship sports, Tallahassee lacked a *true, legitimate and invested pathway* for female athletes. That's why in 2023 we launched TLH Reckoning, the city's first women's pre-professional club and academy.

And already, the impact is real in two short years:

- **Launched** USL W League & WPSL teams, bridging college and pro.

- **Secured wins, contended for national scoring records, broke into the national rankings, and postseason play** —plus two players signed pro contracts.

- **Built a youth-to-pro ecosystem with Gotham FC,** the 2023 NWSL Champions.

- **Voted #1 in Entertainment and Youth Sports** by the Tallahassee community, two years running.

- **Recognized by the City,** with June 21 officially declared TLH Reckoning Day.

But here's the truth: passion and cheers aren't enough. Sustainability requires ownership. That's why we're on Wefunder—to build something lasting, owned by the very community it serves - the soccer community, the women's sports community.

My "why" is simple: access and equity.

My journey has taught me that dreams become real when

My journey has taught me that dreams become real when communities decide they should. TLH Reckoning was born because our female athletes deserve more—not just the ones who live in metropolitan areas, have the finances, have the right family support system, etc.

Tallahassee doesn't fit the system, and the system does not fit the majority, so we're building a new one.

I've never stood by to watch deserving people not have a fair shot. I'm certainly not going to now. Who's ready to break the system apart for the greater good with me?

With gratitude and conviction,

Dr. Ashlee Fontes

Dr. Ashlee Fontes, PhD

Founder & CEO, TLH Reckoning





EVERY GIRL DESERVES TO DREAM

Imagine owning a stake in the first pre-professional women's soccer club in Tallahassee's 200-year history — **TLH Reckoning** — led by **Dr. Ashlee Fontes (Comber)**, a proven pioneer who has built elite programs from the ground up and shattered barriers at the highest levels of the women's game.

With women's sports surging in viewership, sponsorships, and media deals, there has never been a smarter time to back a team whose mission is to *reshape ownership, elevate female athletes, and anchor an entire community around equity and opportunity*.

Tallahassee is starving for this — local youth are forced to leave to chase their dreams, and the region lacks any viable pathway from youth play to the professional ranks.

TLH Reckoning is changing that: building a fan-owned and player-centered model; laying plans for a stadium, residential academy, and a bid for full pro status; and doing it with a leader who has already co-founded national platforms, run pro clubs, served as president of the largest coaches association in the world, and earned her PhD in sport management.

The upside is triple: you invest, you transform lives, and you capture value in a rising women's sports ecosystem. This is not just a Tallahassee story — it's a blueprint for how community + women's sports + visionary leadership can deliver returns.

The time to invest in TLH Reckoning is now.

VISIONARY + LEADER + ARCHITECT = GAME CHANGER



NWSL
NWSL DRAFT 2023
PRESENTED BY
ally
Dr. Ashlee Fontes
Founder/CEO

Start-Up/Executive Experience
- Co-Founded Girls Academy league
- President of United Soccer Coaches
- Led/COO Washington Spirit (NWSL)

Professional Coach
- NSCAA Premier Diploma
- WPSL, USLW, Youth

Professional Playing Experience
- Semi-Pro player (no pro league)
- FSU Soccer record-setter

Education
- PhD, FSU, Strategic Management
- MS, Northeastern, Leadership
- BS, FSU, Sport Management



TLH RECKONING

At the Helm - Founder, Dr. Fontes

Dr. Fontes possesses an uncanny ability to identify market needs with precision, transforming challenges into opportunities for growth and sustainability. Her visionary leadership is marked by the creation and implementation of strategic plans that not only address immediate gaps but also lay the foundation for long-standing, impactful programs and organizations. Through her expertise, she builds innovative, sustainable solutions that drive meaningful change, ensuring lasting success in every initiative she undertakes.

A testament to Dr. Ashlee Fontes' unparalleled abilities is the trail she has blazed with her historical successes, reshaping the landscape of women's soccer and establishing critical pillars of new institutional standards. She has left an indelible mark on the sport through transformative contributions by first-handedly creating organizations such as the Washington Spirit (NWSL), D.C. United Women (USL), the Girls Academy league, and elevating United Soccer Coaches Association and Florida State University.

***The best predictor of future success is past success.* TLH Reckoning is in great hands!**

ROI: PROFESSIONAL PLAYER PATHWAY


USL W
WPSL
TLH
RECKONING
THE FUTURE IS HERE
IMPACT DRIVEN | PLAYER CENTERED | COMMUNITY FUELED

Unlike most women's sports investments that chase big markets, media deals, or rapid franchise expansion, **TLH Reckoning flips the model**—we start with the *female athlete* at the center. Our mission is to build a **development-first ecosystem**, giving talented players **in** Tallahassee and **beyond** a real pathway to access their dreams.


TLH
RECKONING
OFFICIAL PARTNER
GOTHAM FC ALLIANCE
PROFESSIONAL PLAYER PATHWAY
GOTHAM FC ALLIANCE
NY

This is not theory—it's backed by action: we've become the first **Gotham FC Alliance (NWSL Champions & Ballon d'Or nominee)** partner in the Southeast, creating a direct bridge from grassroots to the professional ranks with elite training, exposure, and scouting built in from day one.



- Two TLH Reckoning players (youth) selected to attend NWSL Champions, Gotham FC's, Professional Player Pathway training camp in New Jersey.
- Identified at TLH Reckoning x Gotham FC ID Clinic
- Players identified as 'next generation' of professional players to watch



We work with our youth players year round, making an unprecedented investment in them - one that we believe has never been seen in girls in Tallahassee.

BUILDING ON-FIELD DOMINANCE WITH THE BEST FROM TALLAHASSEE AND ACROSS THE COUNTRY



Why Invest in TLH Reckoning?

Who doesn't love a good underdog story? Who ever heard

about Wrexham FC before Ryan Reynolds became an owner?

1. **Proven Success**: In just over a year, we've launched two teams, completed inaugural seasons, and earned community trust and support. We've had one youth player (2009) identified and called in by a professional team. We were voted best in the Entertainment category and in the Youth Sports category by the Tallahassee community.

2. **Unmatched Leadership**: Our founder, Dr. Ashlee Fontes, is a pioneer in women's soccer development, bringing decades of experience and a vision that's already transforming lives.

3. **Market Opportunity**: Women's soccer is booming globally, and Tallahassee is primed to become a regional hub for talent and competition.

4. **Community Impact**: Every dollar invested fuels community outreach, training programs, and events that enrich our region and empower young girls to dream bigger.



Our operating costs of a USWL + WPSL season well-exceed $100,000 due to the level of player-care we provide. During the 2025 season we provided players with

- Housing
- Dietician
- Mental Performance Coach
- Meals
- Meetings with industry experts NWSL Champions, NCAA Women's Soccer Champions, NWSL GMs, USL Professional Pathway Leadership
- Travel - Bus and Hotels
- Player development resources (e.g., gym, strength and conditioning program, STATsport, Bridge, professional coaching, athletic trainer, video & analysis, pro scouting support/guidance etc).


2ND MOST GOALS IN THE COUNTRY
47 GOALS IN 2025
TLH RECKONING
7CLEAN SHEETS
USL W

Because of our level of player-care, we took the 2025 season by storm.


Lauren Bastian
TLH RECKONING



Bastian and Ryan Go Pro

- Two of our eligible USLW players signed professional contracts after our 2025 season.

IMPACT DRIVEN & COMMUNITY FUELED



- Mayor proclaimed June 21st TLH Reckoning Day
- Voted #1 in Entertainment two out two years
- Voted #1 in Youth Sports two out of two years
- Sponsored local girls high school teams two out of two years
- Provide scholarship to all players in financial need
- Free annual community clinics for youth players
- Partnered with Heisman Trophy Winner, Charlie Ward & his Champions Ranch

TLH Reckoning Growth Plan

With your ownership support, we will:

- **Enhance Player Development**: Continue to provide specialized training, mentorship, and resources to prepare athletes for collegiate and professional success.

- **Support Holistic Growth**: Continue to offer nutrition, mental health, and development programs to help players thrive on and off the field.

- **Attract, Retain, & Develop Top Talent:** Continue to build a premier destination for female athletes with unmatched development opportunities and career pathways on and off the field.

- **Community Outreach:** Grow our community programs to reach more families and neighborhoods.

- **Business Development:** Amplify our marketing to engage fans and sponsors, creating sustainable revenue streams.

- **Expand Organizational Support:** Hire additional staff to sustain and elevate the organization, ensuring the highest quality development, care, and operational excellence for our players and programs.

- **Upgrade Training Resources:** Invest in state-of-the-art equipment and spaces to ensure players have the tools to train and perform at their peak.

Our professional player pathway combined with our community-ownership model, where fans and players hold real equity, TLH Reckoning isn't just another team—it's a sustainable talent pipeline and cultural movement that invests in people first, **setting us apart in a landscape focused on headlines over depth.**

BE PART OF SOMETHING BIGGER





Join the movement that's changing lives. When you invest in TLH Reckoning, you're investing in equal opportunities, soccer community pride, and a brighter future for women's soccer. Together, we can ensure female athletes in **Tallahassee—and beyond**—have a place to dream, play, and succeed.

This is much bigger than a single community. You are investing in what plans to **become a global destination for women's soccer**. A place that develops the best players from within **AND** a place where the best come to train, to compete, and to grow.

THE FUTURE IS HERE. THE FUTURE IS HER.

Let's Make HERstory Together

We need you! Help us build a better future. Join TLH Reckoning, and let's transform communities through the power of soccer, one player, one team, and one dream at a time.

Invest today. Empower forever.